Exhibit 99.1

Xinyuan Real Estate Subsidiary Xinyuan Property Management Services (Cayman), Ltd. Announces Further Delay in Publication of 2020 Annual Report and Continued Suspension of Trading

Beijing, June 4, 2021.  On May 25, 2021, pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), our subsidiary, Xinyuan Property Management Service (Cayman) Ltd. (the "Subsidiary") made an announcement about the delay in the publication of its 2020 Annual Report and continued suspension from trading.  .

As previously disclosed, our Subsidiary requires more time to ascertain the details relating to certain connected transactions and consider any implication, if any, on its financial statements and provide its auditor with further information with respect to the above.

We typically consolidate our Subsidiary's accounts into our accounts for our financial statements and the Subsidiary's Audit Committee, with the assistance of advisors, is in the process of conducting an independent review of the relevant transactions.  Whilst the Subsidiary is working diligently with all the relevant parties to complete the independent review, based on currently available information, the Subsidiary estimates that the 2020 Annual Results are unlikely to be finalised or published until July 2021 due to the ongoing independent review.

At the request of the Subsidiary, trading in the Subsidiary's shares on the Hong Kong Stock Exchange has been suspended with effect from 9:00 a.m. on 1 April 2021 pending the publication of the Company's audited 2020 Annual Results and will remain suspended until further notice.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi'an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute "forward-looking statements". These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about future debt and financial position, potential future collaborative efforts, among others, and can generally be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates" and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; the impact of pandemics, such as Covid-19, on the real estate market and the economies in our markets； fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2019. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.
Mr. Rick Wang
Investor Relations Department
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

The Blueshirt Group
Ms. Susie Wang
Mobile: +86 (138) 1081-7475
Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group
Ms. Julia Qian
Email: Julia@blueshirtgroup.com